FSD PHARMA INC.

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held virtually, through the AGM Connect meeting platform at www.agmconnect.com/fsd2022 on Thursday, June 23, 2022 at 1:00 p.m. (Toronto/New York time) subject to any adjournments or postponements thereof, for the following purposes (the "Notice of Meeting"):

1. to receive the audited consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020, together with the reports of the auditor thereon (the "Financial Statements");

2. to elect directors to the board of directors of the Company (the "Board") for the ensuing year;

3. to re-appoint the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditor; and

4. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The Board has fixed May 19, 2022 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof.

This year, due to the ongoing public health impact of COVID-19 and in order to mitigate risks to the health and safety of the Company's shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live webcast available online at www.agmconnect.com/fsd2022. Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting virtually, submit questions and vote their shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risks associated with large gatherings.

All shareholders of record at the close of business on May 19th, 2022 are entitled to attend and vote at the Meeting virtually or by proxy. The Board requests that all such shareholders who will not be attending the Meeting virtually read, date and sign the accompanying proxy and deliver it to AGM Connect by one of the methods outlined below. If a shareholder does not deliver a proxy to AGM Connect by one of the methods outlined below by June 21, 2022 at 1:00 p.m. (Toronto/New York time) (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting) then the shareholder will not be entitled to vote at the Meeting by proxy.

VOTING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

ATTENDING THE MEETING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16- DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
PRIOR TO THE MEETING	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsd2022	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsd2022	Appoint your proxyholder as instructed herein and on the VIF.
	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Voter ID and Meeting Access Code at 1-855-839-3715 or voteproxy@agmconnect.com

JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)
Register and login at http://app.agmconnect.com
Registered Shareholders or validly appointed Proxyholders will need to provide:
• your email address
• AGM Connect Voter ID (from your Proxy)
• Meeting Access Code (from your Proxy)

Shareholders are entitled to vote at the Meeting either virtually or by proxy, as described in the Circular under the heading "Shareholder Questions About Voting". Only registered shareholders of the Company, or the persons they duly appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "Shareholder Questions About Voting" and "Advice to Beneficial Shareholders" in the Circular.

Dated at Toronto, Ontario this 20th day of May, 2022.

BY ORDER OF THE BOARD

(signed) "Anthony Durkacz"

Anthony Durkacz

Interim Chief Executive Officer and Co-Executive Chairman